Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine-Month Periods Ended

September 30, 2024 and 2023

Expressed in US Dollars

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Integra Resources Corp. are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Jason Kosec" (signed)	"Andrée St-Germain" (signed)
Jason Kosec, Chief Executive Officer	Andrée St-Germain, Chief Financial Officer

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine-Month Periods Ended

September 30, 2024 and 2023

________________________________________________________________________________

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in US Dollars)

	September 30, 2024	December 31, 2023
Assets
Current Assets
Cash and cash equivalents (Note 5)	$9,179,083	$8,815,290
Marketable securities (Note 14)	181,871	-
Receivables and prepaid expenses (Notes 6 and 14)	1,180,650	1,052,167
Share subscription receipts - funds held in trust (Note 6)	14,901,104	-
Deferred share issue costs (Note 6)	468,620	-
Total Current Assets	25,911,328	9,867,457

Long-Term Deposits	69,481	73,439
Restricted Cash	90,614	61,989
Lease Receivable (Note 6)	109,532	164,338
Property, Plant and Equipment (Note 7)	1,825,932	2,198,927
Right-of-Use Assets (Note 8)	660,148	824,764
Exploration and Evaluation Assets (Note 9)	60,848,542	68,402,183
Deferred Transaction Costs - Convertible Debt (Note 13)	931,121	795,890
Total Assets	$90,446,698	$82,388,987

Liabilities

Current Liabilities
Trade and other payables (Note 12)	$2,630,168	$3,315,646
Other liability - purchase option (Note 14)	272,599	-
Current lease liability (Note 8)	367,744	361,877
Current equipment financing liability	60,083	135,664
Convertible debt facility - liability component (Note 13)	11,399,812	10,027,732
Convertible debt facility - derivative component (Note 13)	194,000	616,000
Share subscription receipts (Note 6)	14,901,104	-
Current reclamation and remediation liability (Note 15)	1,056,006	1,056,006
Due to related parties (Note 11)	545,416	1,158,454
Total Current Liabilities	31,426,932	16,671,379

Long-Term Lease Liability (Note 8)	519,181	718,489
Long-Term Equipment Financing Liability	-	42,398
Reclamation and Remediation Liability (Note 15)	23,758,611	24,436,475
Total Liabilities	55,704,724	41,868,741

Shareholders' Equity

Share Capital (Note 16)	185,387,906	176,941,597
Reserves (Note 16)	10,090,944	8,853,808
Accumulated Other Comprehensive Income	7,390,075	3,820,340
Accumulated Deficit	(168,126,951)	(149,095,499)
Total Equity	34,741,974	40,520,246
Total Liabilities and Equity	$90,446,698	$82,388,987

Commitments (Note 14); Subsequent events (Note 17)

These consolidated financial statements were authorized for issue by the Board of Directors on November 13, 2024. They are signed on the Company's behalf by:

"George Salamis"              , Director                                                                                                      "Anna Ladd-Kruger"          , Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
 (Expressed in US Dollars)

	Three-Month Periods Ended September 30,		Nine-Month Periods Ended September 30,
	2024	2023	2024	2023
Operating Expenses
General and Administrative Expenses
Depreciation - property, plant and equipment (Note 7)	$(151,936)	$(154,056)	$(454,907)	$(440,468)
Depreciation - right-of-use assets (Note 8)	(73,602)	(109,010)	(237,691)	(348,885)
Compensation and benefits	(574,463)	(599,885)	(1,764,455)	(1,744,665)
Corporate development and marketing	(134,770)	(107,182)	(378,469)	(303,359)
Office administration expenses	(174,721)	(202,211)	(557,932)	(577,189)
Professional fees	(894,972)	(89,066)	(1,314,730)	(360,025)
Regulatory fees	(90,460)	(47,509)	(203,694)	(150,467)
Stock-based compensation (Note 16)	(419,969)	(234,773)	(1,312,991)	(758,154)
Total General and Administration Expenses	(2,514,893)	(1,543,692)	(6,224,869)	(4,683,212)
Exploration and Evaluation Expenses (Note 9)	(3,981,164)	(6,621,925)	(11,467,881)	(17,288,060)
Operating Loss	(6,496,057)	(8,165,617)	(17,692,750)	(21,971,272)

Other Income (Expense)

Interest income	140,321	230,485	348,938	666,487
Rent income - sublease (Note 8)	28,443	35,378	104,508	96,965
Right of first refusal interest	-	-	-	37,158
Interest expenses - leases	(21,470)	(30,654)	(69,388)	(77,252)
Interest expenses - equipment financing	(1,166)	(4,555)	(5,501)	(16,427)
Interest expenses - convertible debt (Note 13)	(276,579)	(252,290)	(805,386)	(716,136)
Accretion expenses - convertible debt (Note 13)	(207,415)	(150,865)	(566,723)	(424,780)
Accretion expenses - reclamation (Note 15)	(263,576)	(268,411)	(749,318)	(773,802)
Other income - purchase option (Note 14)	90,866	-	90,866	-
Change in fair value of derivatives (Note 13)	37,600	589,071	417,356	1,185,242
Change in present value of host liability	-	-	-	(98,070)
Gain on equipment sold	59,005	20	108,832	20
Foreign exchange income (loss)	149,513	(55,977)	(212,886)	71,761
Total Other Income (Expense)	(264,458)	92,202	(1,338,702)	(48,834)

Net Loss	(6,760,515)	(8,073,415)	(19,031,452)	(22,020,106)

Other Comprehensive Income (Loss)

Items that will not be reclassified to profit or loss in subsequent periods:
Foreign exchange translation	(2,634,984)	3,470,837	3,569,735	(195,512)
Presentation currency translation difference	2,562,147	(3,678,988)	(3,606,680)	387,039
Other Comprehensive Income (Loss)	(72,837)	(208,151)	(36,945)	191,527
Comprehensive Loss	$(6,833,352)	$(8,281,566)	$(19,068,397)	$(21,828,579)
Net Loss Per Share
- basic and diluted	$(0.08)	$(0.12)	$(0.23)	$(0.42)
Weighted Average Number of Shares (000's)
- basic and diluted (000's)	88,459	68,778	83,369	52,165

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
 (Expressed in US Dollars, except share numbers)

	Share Capital		Reserves
					Accumulated
			Equity		Other
	Number of		Incentive		Comprehensive
	Shares	Amount	Awards	Warrants	Income (Loss)	Deficit	Total
Balance at December 31, 2022	31,905,476	$125,079,150	$7,639,768	$724,874	$7,958,603	$(120,079,230)	$21,323,165
Shares issued for cash - financing (Note 16)	20,000,000	25,799,794	-	-	-	-	25,799,794
Share issued - Millennial acquisition (Note 10)	16,872,050	22,697,554	-	-	-	-	22,697,554
Share issue cost - cash	-	(1,511,776)	-	-	-	-	(1,511,776)
Share-based-payments - equity incentive awards	-	-	758,154	-	-	-	758,154
Share-based-payments (replacement options -
merger)	-	-	31,888	-	-	-	31,888
RSU vested - cash redemption	-	-	(1,256)	-	-	-	(1,256)
Share-based-payments - warrants (merger)	-	-	-	44,630	-	-	44,630
Presentation currency translation difference	-	387,039	-	-	-	-	387,038
Other comprehensive loss	-	-	-	-	(195,512)	-	(195,512)
Net loss	-	-	-	-	-	(22,020,106)	(22,020,106)
Balance at September 30, 2023	68,777,526	$172,451,761	$8,428,554	$769,504	$7,763,091	$(142,099,336)	$47,313,574

Balance at December 31, 2023	68,871,437	$176,941,597	$8,084,304	$769,504	$3,820,340	$(149,095,499)	$40,520,246
Shares issued for cash - financing (Note 16)	16,611,750	11,097,517	-	-	-	-	11,097,517
Shares issued - property acquisition (Note 9)	2,959,769	2,100,000	-	-	-	-	2,100,000
Share issue cost - cash	-	(1,173,303)	-	-	-	-	(1,173,303)
Share-based-payments - equity incentive awards	-	-	1,312,991	-	-	-	1,312,991
RSU vested - share issuance	15,746	28,775	(32,275)	-	-	-	(3,500)
RSU vested - cash redemption	-	-	(43,580)	-	-	-	(43,580)
Presentation currency translation difference	-	(3,606,680)	-	-	-	-	(3,606,680)
Other comprehensive income	-	-	-	-	3,569,735	-	3,569,735
Net loss	-	-	-	-	-	(19,031,452)	(19,031,452)
Balance at September 30, 2024	88,458,702	$185,387,906	$9,321,440	$769,504	$7,390,075	$(168,126,951)	$34,741,974

_______________________________________________________________________________________________________________________________

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
 (Expressed in US Dollars)

	Nine-Month Periods Ended September 30,
	2024	2023
Operations
Net loss	$(19,031,452)	$(22,020,106)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - property, plant and equipment (Note 7)	454,907	440,468
Depreciation - right-of-use assets (Note 8)	237,691	348,885
Lease interest expenses	69,388	77,252
Convertible debt facility - accretion (Note 13)	566,656	424,862
Deferred transaction costs - convertible debt (Note 13)	(135,231)	(225,982)
Convertible debt facility - interest (Note 13)	805,424	716,285
Change in fair value of derivatives (Note 13)	(422,000)	(1,185,000)
Change in present value of host liability	-	97,732
Reclamation accretion expenses (Note 15)	749,318	773,802
Reclamation expenditures (Note 15)	(744,345)	(927,447)
Unrealized foreign exchange (income) loss	47,357	2,008
Share-based payment (Note 16)	1,312,991	758,154
Net changes in non-cash working capital items:
Receivables, prepaid expenses, and other assets	52,320	213,429
Marketable securities (Note 14)	(181,871)	-
Other receivable (Notes 6 and 14)	(181,594)	-
Lease receivables	54,806	21,887
Lease liabilities	(26,988)	(54,684)
Other liability (Note 14)	272,599	-
Trade and other payables	(696,967)	(445,119)
Due to related parties	(613,053)	13,743
Cash flow used in operating activities	(17,410,044)	(20,969,831)
Investing
Additions to property, plant and equipment	(248,354)	(312,293)
Proceeds from sale of equipment	108,832	-
Long-term investments	(28,985)	139,397
Property related costs (Notes 9, 10, and 14)	(850,041)	(3,735,987)
Sale of NSR royalty (Note 14)	9,750,000	-
Cash flow provided by (used in) investing activities	8,731,452	(3,908,883)
Financing
Issuance of common shares - financing (Note 16)	11,097,517	25,799,794
Issuance of common shares - cash received from exercise of options and (used) in RSU redemption (Note 16)	(47,080)	(1,256)
Share issue costs	(1,095,524)	(1,576,776)
Lease principal payments and adjustments (Note 8)	(288,984)	(284,392)
Equipment financing principal payments	(117,979)	(161,277)
Convertible debt facility - transaction costs	-	(95,555)
Deferred share issue costs - financing (Note 6)	(468,620)	-
Cash flow provided by financing activities	9,079,330	23,680,538
Effect of exchange rate changes on cash and cash equivalents	(36,945)	191,527
Increase (decrease) in cash and cash equivalents	363,793	(1,006,649)
Cash and cash equivalents at beginning of period	8,815,290	15,919,518
Cash and cash equivalents at end of period	$9,179,083	$14,912,869

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company") was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.  The Company acquired Millennial Precious Metals Corp ("Millennial" or "MPM") on May 4, 2023 (see Note 10).

The Company announced on November 8, 2024 the close of its acquisition of Florida Canyon Gold Inc ("FCGI") pursuant to a court-approved plan of arrangement (the "FCGI Acquisition" or the "Transaction") (see Note 17).

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho, and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environment, social, and governance practices.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020.

The Company's warrants trade on the TSX Venture under the symbol ITR.WT.

On May 26, 2023, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share (the "Consolidation"). Proportionate adjustments have been made to the Company's outstanding stock options, restricted share units, deferred share units, and warrants. As required by IFRS (as defined below), all references to share capital, common shares outstanding and per share amounts in these unaudited interim condensed consolidated financial statements and the accompanying notes have been restated retrospectively to reflect the Consolidation.

2. BASIS OF PREPARATION

2.1 Statement of Compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee.

These unaudited interim condensed consolidated financial statements were authorized by the Board of Directors of the Company on November 13, 2024.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2023 audited consolidated annual financial statements, except for the new pronouncements and accounting policy change, adopted in the current nine-month period ended September 30, 2024 (see 2.3 New Accounting Pronouncements and Accounting Policy Change section).

Basis of Consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., DeLamar Mining Company, Millennial Precious Metals Corp., Millennial Silver Corp., Millennial Silver Nevada Inc., Millennial NV LLC, Millennial Red Canyon LLC, Millennial Development LLC, and Millennial Arizona LLC.  All intercompany balances and transactions are eliminated upon consolidation.

Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity controlled by the Company. The functional currency of the Canadian parent company and all its Canadian subsidiaries is the Canadian dollar ("CAD").  The functional currency of all Company's US subsidiaries is the US dollar ("USD").

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. No changes were made to the Company's functional currencies, per the management's assessment based on the IAS 21 recommendations, which has been performed on a quarterly basis.

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial  position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income (loss), with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in other comprehensive income (loss). When a foreign operation is sold, such exchange differences are recognized in net income (loss) as part of the gain or loss on sale.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Material Accounting Policies (continued)

Foreign Currency Translation (continued)

The operating results and statements of financial position of the parent company and its Canadian subsidiary which have the Canadian dollar as a functional currency have been translated into US dollars as follows:

i) Assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position; Share capital amounts are translated at the same rate, except for common shares issuance in USD dollars and resulting differences are reported in the "presentation currency translation difference" line in the consolidated statements of changes in equity;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets; Reserve items are also translated at the average exchange rates.

iii) All resulting translation differences are recognized in other comprehensive income (loss).

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

2.3 New Accounting Pronouncements and Accounting Policy Change

Certain pronouncements were issued by IASB that are mandatory for accounting periods on or after January 1, 2024. Integra adopted the following amendments in Q1 2024:

IFRS 7 Financial Instruments: Disclosures and IAS 7 Statement of Cash Flows (Amendments)

In May 2023, IASB issued disclosure-only amendments to IFRS 7 Financial Instruments and IAS 7 Statement of Cash Flows, which were incorporated into Part I of the CPA Canada Handbook - Accounting in August 2023.

The amendments require entities to disclose sufficient information necessary for users of financial statements to understand the effect of supplier finance arrangements on an entity's liabilities and cash flows, as well as on its liquidity risk and risk management.

The amendments are effective for annual periods beginning on or after January 1, 2024. Even though Integra has some supplier finance arrangements that are subject to this new guidance ("equipment financing"), these new disclosure requirements have no impact on Integra's financial statements, as those arrangements are not material.

IFRS 16 Leases (Amendments)

In September 2022, IASB issued amendments to IFRS 16 Leases to add subsequent measurement requirement for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The Amendments were incorporated into Part I of the CPA Canada Handbook - Accounting in December 2022.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.3 New Accounting Pronouncements and Accounting Policy Change (continued)

IFRS 16 Leases (Amendments) (continued)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of gain or loss that relates to the right of use it retains. The IASB has not prescribed a particular method for measuring the lease liability. A seller-lessee must apply the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The amendments are effective for annual periods beginning on or after January 1, 2024 and have no impact on Integra's financial statements.

IAS 1 Presentation of Financial Statements (Amendments)

In October 2022, IASB issued amendments to IAS 1 which were incorporated into Part I of the CPA Canada Handbook - Accounting in December 2022.

The amendments require an entity to disclose, in specific circumstances, information in the notes that enables financial statement user to understand the risk that non-current liabilities with covenants could become repayable within 12 months after the reporting period. As part of the amendments, a provision was added to clarify that only covenants that an entity must comply with on or before the reporting date would affect a liability's classification as current or non-current, even if compliance with the covenant is only assessed after the entity's reporting date. Covenants which an entity must comply with after the reporting date would not affect classification of a liability as current or non-current at the reporting date. An entity that applies these amendments early is also required to apply the January 2020 amendments at the same time, and vice versa.

The amendments are effective for annual periods beginning on or after January 1, 2024. These amendments have no impact on Integra’s financial statements as Integra has already classified the convertible loans as current liabilities because the Company does not have the right to defer settlement of the liability for at least twelve months after the reporting period, even though the Company complies with all the loan covenants at the end of the reporting period.

Share Capital Accounting Policy Change

The Company changed its share capital accounting policy in Q1 2024.

According to the previous share capital accounting policy, in the event that the Company issued units (common shares and warrants) as part of financing, the fair value of the warrants was determined using the Black-Scholes pricing model, and the remaining value was assigned to the common shares.

The Company decided to change that policy, to simplify the warrants' valuation process. According to the new policy, the Company first allocates proceeds to the issued common shares based on the fair value of the common shares at the time the units are priced. Any residual value is allocated to the issued warrants.

This change has no impact on Integra's prior period financial statements, as the Company has not issued warrants as part of unit financing prior to the March 2024 financing.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

There have been material revisions to the nature and amount of judgments or estimates as reported in the Company's audited consolidated financial statements for the year ended December 31, 2023 in the current period, related to the following:

Accounting Treatment of the Rich Gulch Acquisition

The assessment of whether acquisitions are considered business combinations or asset acquisitions requires management judgement, the outcome of which may result in different accounting treatments.

The Company completed an analysis to determine whether the set of activities and assets acquired in the Rich Gulch LLC acquisition meet the definition of a business under IFRS 3.  The Company concluded that the acquisition of the Rich Gulch LLC does not meet the definition of a business and therefore is accounted for as an asset acquisition (see Note 9).

Accounting Treatment of the Wheaton Precious Metals ("Wheaton") Net Smelter Return Royalty ("NSR Royalty")

Integra Resources Corp. sold an NSR Royalty to Wheaton in March 2024. The accounting treatment requires significant judgment and the Company considered available IFRS guidance and existing practice within the mining industry.  Management concluded that this sale should be treated as a partial disposal of an existing asset in its nature (see Note 14).

Accounting Treatment of the FCGI Acquisition

The Company completed an analysis to determine whether the set of activities and assets acquired in the FCGI acquisition meet the definition of a business under IFRS 3.  The Company determined that this acquisition is a business combination for accounting purposes under IFRS 3, Business Combinations. A business combination requires that the assets and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs, and management considers this acquisition to qualify as such.

The purchase price allocation resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed. The determination of fair value involves making estimates relating to acquired assets and liabilities, property and equipment, mine restoration provisions, and mineral property interests and will be determined based on third party appraisals, discounted cash flow models, quoted market prices, and other research data at the date of acquisition, as deemed appropriate.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

Accounting Treatment of the FCGI Acquisition (continued)

Business combination costs, including advisory, legal, regulatory, due diligence, and other professional fees were expensed in the statements of operations for the three and nine-month periods ended September 30, 2024.

3. CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company classified the convertible debt liability as a current liability, in accordance with the IAS 1 Amendments even though the maturity of the loan is in 2025. This classification meaningfully impacts the Company's working capital. Subsequent to the quarter, the maturity was extended to 2027 (see Note 17).

The Company's working capital deficit, including the convertible debt liability as of September 30, 2024 was $5,515,604 (December 31, 2023 - working capital deficit $6,803,922). The Company's working capital, excluding the convertible debt liability as of September 30, 2024 was $6,078,208 (December 31, 2023 - working capital $3,839,810). A financing announced on July 29, 2024 closed subsequently to this quarter, and approximately C$20mm (US$15mm) in gross proceeds meaningfully increased the Company's working capital (see Note 17).

The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.

There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of options, convertible debt facility, the sale of equity capital of the Company, the sale of a metal stream, the sale of a royalty or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.  There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

The Company secured additional funds in the current period by selling a royalty on the DeLamar Project and by completing a bought deal public equity offering.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

3. CAPITAL MANAGEMENT (continued)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the nine-month period ended September 30, 2024.

The Company closed its acquisition of FCGI on November 8, 2024 and as a result, now owns a producing mine (see Note 17). As a results, the Company's capital management approach will change in Q4 2024.

4. FINANCIAL INSTRUMENTS

All financial instruments are measured and reported according to the Company's accounting policy.

Fair Value

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Marketable securities	FVOCI
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment
Share subscription receipts - funds held in trust	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Amortized cost
Due to related parties	Amortized cost
Lease liability	Amortized cost
Convertible debt facility - liability component	Amortized cost
Convertible debt facility - derivative component	FVTPL
Equipment financing liability	Amortized cost
Share subscription receipts	Amortized cost

The following table summarizes the Company's financial instruments classified as FVTPL as at September 30, 2024 and December 31, 2023:

	Level	September 30, 2024	December 31, 2023
FINANCIAL ASSETS:
Cash and cash equivalents	1	$9,179,083	$8,815,290

	Level	September 30, 2024	December 31, 2023
FINANCIAL LIABILITIES:
Convertible debt facility - derivative component	3	$194,000	$616,000

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

For restricted cash, lease liabilities, equipment financing liability and non-derivative host liability of convertible debt, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates. The carrying values of other financial assets, trade and other payables and due to related parties approximate their fair values due to the short-term nature of these items.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and other financial institutions, and therefore the risk of loss is minimal.

b. Share subscription receipts - funds held in trust - these funds are held in trust on behalf of the Company and were released upon the completion of the FCGI Acquisition (see Note 17).

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases in the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates, which is impacted by economic uncertainties and current high inflationary environment. Management considers this risk immaterial.

b. Share Price Risk

  At each reporting period, the convertible debt derivative liability is fair valued using the Finite Difference Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

c. Foreign Exchange Risk

The Company's expenditures incurred in the US dollars and its convertible debt facility (denominated in the US dollars) are exposed to currency fluctuations. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds a portion of its cash and short-term investments in USD (see Note 5). No formal hedging arrangements are in place.

The Company closed its acquisition of FCGI on November 8, 2024 and as a result, now owns a producing mine (see Note 17). As a results, the Company's will face new risks in Q4, 2024, including commodity prices fluctuation risk.

During the nine-month period ended September 30, 2024, the Company recognized a net foreign exchange loss of $212,886. Based on the Company's net foreign currency exposure at September 30, 2024, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At September 30, 2024	Possible exposure*	Impact on net loss
US dollar	+/-5%	$ 601,233 / $(601,233)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5. CASH AND CASH EQUIVALENTS

    The balance at September 30, 2024 consists of $7,561,280 in cash and $1,617,803 held in short-term investments (December 31, 2023 - $2,755,497 in cash and $6,059,793 in short-term investments) on deposit with major Canadian and US banks and other financial institutions.  Short-term investments are redeemable on a monthly basis, with the annual interest rates ranging between 4.40% and 5.15%. As of September 30, 2024, the Company held approximately 69% (December 31, 2023 - 25%) of its cash and short-term investments in US dollars.

6. RECEIVABLES, PREPAID EXPENSES, AND OTHER CURRENT ASSETS

Receivables and Prepaid Expenses

Receivables and Prepaid Expenses, as at	September 30, 2024	December 31, 2023
Receivables	$124,358	$153,512
Other receivable - Marketable Securities (Note 14)	181,594	-
Prepaid expenses	874,698	898,655
Total Receivables and Prepaid Expenses	$1,180,650	$1,052,167

Other receivable of $181,594 (C$250,000) relates to the second tranche of the marketable securities to be issued to the Company by GreenLight and is expected to be received before December 31, 2024 (see Note 14).

At September 30, 2024 and December 31, 2023, the Company anticipates full recovery or full utilization of its receivables, prepaid expenses, and lease receivable and therefore no impairment has been recorded against these amounts. The Company holds no collateral for any receivable amounts outstanding as at September 30, 2024 and December 31, 2023.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

6. RECEIVABLES, PREPAID EXPENSES, AND OTHER CURRENT ASSETS (continued)

Other Current Assets

Share Subscription Receipts - Funds Held in Trust and Deferred Share Issue Costs - Financing

Other Current Assets, as At	September 30, 2024	December 31, 2023
Share subscription receipts - funds held in trust	$14,901,104	$-
Deferred share issue costs	468,620	-

The Company announced on July 29, 2024 the FCGI Acquisition, which closed on November 8, 2024.

Concurrently with the FCGI Acquisition,  Integra entered into an agreement with Stifel and Eight Capital, as co-lead underwriters and joint bookrunners (collectively, the "Co-Lead Underwriters"), on behalf of a syndicate of underwriters (the "Underwriters"), in connection with a bought deal private placement offering of 14,900,000 subscription receipts of Integra (the "Subscription Receipts") at a price of C$1.35 ($0.99) per Subscription Receipt (the "Issue Price") for gross proceeds to Integra of approximately C$20.1 ($14.9) million (the "Offering").

Each Subscription Receipt represents the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the FCGI Acquisition other than the issuance of the consideration shares to shareholders of FCGI) (the "Escrow Release Conditions"), without payment of additional consideration, one common share in the capital of Integra (the "Integra Shares"), subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement(the "Subscription Receipt Agreement").

The gross proceeds from the sale of the Subscription Receipts has been deposited and held in escrow pending the satisfaction or waiver of the Escrow Release Conditions by TSX Trust Company, as subscription receipt and escrow agent under the Subscription Receipt Agreement.

Share subscription receipts in the amount of $14,901,104 is included in the unaudited interim condensed consolidated statements of financial position, under the current assets ("share subscription receipts - funds held in trust") and under the current liabilities ("share subscription receipts").

The Company incurred $468,620 in share issue costs, related to the financing, included in the unaudited interim condensed consolidated statements of financial position, under "deferred share issue costs". That amount will be reclassified to the equity upon the Transaction close.

The FCGI Acquisition closed on November 8th, and as result, the Subscription Receipts were exchanged for Integra Shares, and the proceeds released from escrow (Note 17).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2022	239,863	42,505	295,685	1,458,936	1,683,143	3,720,132
Additions	34,083	-	110,090	33,524	121,561	299,258
Additions - merger (Note 10)	-	11,252	119,513	58,947	74,663	264,375
Translation difference	1,575	890	-	3,930	-	6,395
Balance at December 31, 2023	275,521	54,647	525,288	1,555,337	1,879,367	4,290,160
Additions	-	-	105,154	15,689	130,011	250,854
Disposals	-	-	(85,590)	(151,154)	(147,862)	(384,606)
Translation difference	(1,357)	(766)	-	(1,094)	-	(3,217)
Balance at September 30, 2024	$274,164	$53,881	$544,852	$1,418,778	$1,861,516	$4,153,191

Accumulated Depreciation
Balance at December 31, 2022	(210,202)	(37,804)	(138,687)	(263,943)	(853,009)	(1,503,645)
Depreciation	(27,654)	(3,855)	(104,711)	(131,660)	(317,286)	(585,166)
Translation difference	(1,398)	(792)	-	(232)	-	(2,422)
Balance at December 31, 2023	(239,254)	(42,451)	(243,398)	(395,835)	(1,170,295)	(2,091,233)
Depreciation	(14,841)	(2,318)	(101,972)	(96,706)	(233,545)	(449,382)
Disposals	-	-	42,849	38,938	129,308	211,095
Translation difference	1,302	718	-	241	-	2,261
Balance at September 30, 2024	$(252,793)	$(44,051)	$(302,521)	$(453,362)	$(1,274,532)	$(2,327,259)

Carrying amounts

December 31, 2022	$29,661	$4,701	$156,998	$1,194,993	$830,134	$2,216,487
December 31, 2023	$36,267	$12,196	$281,890	$1,159,502	$709,072	$2,198,927
September 30, 2024	$21,371	$9,830	$242,331	$965,416	$586,984	$1,825,932

8. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-Use Assets ("ROU")

Integra amended its head office lease agreement on December 15, 2023, reducing the lease space and extending the lease term to February 28, 2029. This amendment has been accounted for as a lease modification under IFRS 16. Lease liability was remeasured at the modification date, to reflect revised discounted payments, and corresponding adjustments were made to the carrying amount of the ROU asset.

DeLamar renewed its Boise office lease agreement on March 1, 2024, extending the lease term from July 31, 2024 to July 30, 2025. This exercise of renewal option from the original agreement has been accounted for as change of estimate of lease liabilities under IFRS 16.

A summary of the changes in ROU assets for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 is as follows:

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

8. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Right-of-Use Assets	Vancouver Head Office	Vehicles	DeLamar Boise Office and JV Mining Camp	Nevada Warehouses and Rental Property	Total
Balance, December 31, 2022	592,097	111,548	120,378	-	824,023
Additions (change of estimate and lease modification)	(24,148)	52,928	24,850	-	53,630
Additions - merger (Note 10)	-	-	-	377,071	377,071
Depreciation	(119,279)	(110,937)	(102,598)	(111,383)	(444,197)
Translation differences	14,237	-	-	-	14,237
Balance, December 31, 2023	462,907	53,539	42,630	265,688	824,764
Additions (change of estimate)	-	-	81,754		81,754
Depreciation	(65,837)	(31,486)	(61,964)	(77,721)	(237,008)
Translation differences	(9,362)	-	-	-	(9,362)
Balance, September 30, 2024	$387,708	$22,053	$62,420	$187,967	$660,148

Lease Liabilities

A summary of the changes in lease liabilities for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 is as follows:

Lease Liabilities	Vancouver Head Office	Vehicles	DeLamar Boise Office and JV Mining Camp	Nevada Warehouses and Rental Property	Total
Balance, December 31, 2022	608,924	109,445	135,952	-	854,321
Additions (change of estimate and	(42,948)	52,928	103,529	-	113,509
lease modification)
Additions (merger) (Note 10)	-	-	-	542,293	542,293
Payments - principal portion	(57,996)	(106,252)	(194,730)	(87,823)	(446,801)
Adjustments	-	678	-	1,725	2,403
Translation differences	14,641	-	-	-	14,641
Balance, December 31, 2023	522,621	56,799	44,751	456,195	1,080,366
Additions (change of estimate)	-	-	106,114	-	106,114
Payments - principal portion	(55,561)	(31,164)	(60,257)	(120,036)	(267,018)
Adjustments	-	(1,163)	(25,891)	5,087	(21,967)
Translation differences	(10,570)	-	-	-	(10,570)
Balance, September 30, 2024	$456,490	$24,472	$64,717	$341,246	$886,925

The applied interest rates in these leases ranged between 6.34% and 10.00%. Lease liability calculations were based on the assumption that no purchase option will be exercised at the end of the lease terms.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

8. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Carrying lease liabilities amounts are as follows:

	Current lease liability	Long-term lease liability	Total lease liabilities
Balance, December 31, 2023	361,877	718,489	1,080,366
Balance, September 30, 2024	$367,744	$519,181	$886,925

The Company subleases on a short-term basis a portion of its Vancouver head office to four companies for a rent income of $104,508, in the nine-month period ended September 30, 2024 (September 30, 2023 - $96,965).  The total rent income is recognized in the consolidated statement of operations and comprehensive loss, under "Rent income - sublease".

9. EXPLORATION AND EVALUATION ASSETS

DeLamar Project

The DeLamar Project comprises of the DeLamar and Florida Mountain deposits.

DeLamar Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $5.9 million ("mm") in cash and the issuance of 2,218,395 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $21.3mm financing. The 2,218,395 common shares issued were valued at $3.7mm on the closing date. The Company paid $2.4mm cash at closing of the acquisition transaction and issued a $3.5mm promissory note, which was originally due in May 2019.  In February 2019, the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019.  As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

The DeLamar Deposit is subject to multiple royalties (see Note 14 for details).

Florida Mountain Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of $2.0mm in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid $1.6mm at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid $0.4mm at closing.

On March 8, 2024, Integra completed the acquisition of Rich Gulch, LLC, acquiring seventeen patented claims located adjacent to the Florida Mountain Deposit. The Company acquired all of the interest in Rich Gulch LLC in exchange for $2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of Integra. Subsequent to the acquisition, Rich Gulch LLC was liquidated, and the land titles were transferred to DeLamar Mining Company. This transaction was accounted for as an asset acquisition, as per management's assessment under IFRS 3.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

Nevada North Project (Wildcat, Mountain View), Marr, Ocelot, Eden and Dune Properties

On December 11, 2020, Millennial (which was acquired by Integra on May 4, 2023) entered into a definitive agreement with a subsidiary of Waterton Global Resource Management ("Waterton") pursuant to which Millennial acquired Waterton's interest in Nevada North Project (Wildcat and Mountain View deposits), Marr, Ocelot, Eden and Dune properties located in Nevada ("the Nevada Properties"). The agreement was subsequently amended on May 25, 2022.

The Nevada Properties are subject to multiple royalties (see Note 14 for details). Franco-Nevada Corporation ("Franco-Nevada") acquired the Waterton royalties in June 2023.

The Company paid the final land purchase payment of $2.5 million in June 2023.

Red Canyon Property

On October 30, 2020, Millennial Red Canyon LLC ("Millennial Red Canyon"), a wholly owned subsidiary of Integra, entered into an agreement, pursuant to which Red Canyon Corporation will lease to Millennial Red Canyon, and grant Millennial Red Canyon the sole and exclusive right to acquire a 100% undivided legal and beneficial interest in, 254 unpatented lode mining claims located in Eureka County, Nevada. The agreement was subsequently amended on January 4, 2024, and 94 new claims were added to the agreement for a new total of 348 claims.

.

Under the terms of the agreement, Millennial Red Canyon will have an option to acquire a 100% undivided interest in the Red Canyon Property by completing the following:

• Total advance cash payments of $475,000 ("Red Canyon Advance Payments") to Red Canyon Corporation payable as follows:

o $25,000 due on signing of the agreement - October 30, 2020 (paid);

o $25,000 due on or prior to 6 months from October 30, 2020 (paid);

o $50,000 due on or prior to the first anniversary (paid);

o $75,000 due on or prior to the second anniversary (paid);

o $100,000 due on or prior to the third anniversary (paid);

o $100,000 due in 2024 within 30 days after an equity financing; (paid) and

o $100,000 due in 2025 within 30 days after an equity financing.

• Reimburse $44,970 due for federal annual mining claim maintenance (paid);

• On or before the 6th anniversary, Millennial Red Canyon shall pay Red Canyon Corporation $2,000,000 less aggregate amount of the 2020 to 2024 Red Canyon Advance Payments paid by Millennial Red Canyon.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

Red Canyon Property (continued)

• Issuing common shares to Red Canyon Corporation as follows:

o On or prior to the completion of Millennial's going public transaction by way of reverse take-over ("RTO"), issuing an amount of common shares to ensure Red Canyon owns 2% of the outstanding common shares immediately following completion of the RTO (issued);

o 1,000,000 common shares on or prior to the first anniversary (issued);

o 1,000,000 common shares on or prior to the second anniversary (issued); and

o 1,000,000 common shares on or prior to the third anniversary (issued).

• Millennial Red Canyon to spend an aggregate $1,500,000 in exploration expenditures as follows:

o $500,000 on or prior to the second anniversary (incurred);

o $500,000 on or prior to the third anniversary (incurred); and

o $500,000 on or prior to the fourth anniversary (incurred).

Please refer to Note 14 for details on royalty commitments.

Cerro Colorado District

On July 26, 2021 (the "Effective Date") Millennial Arizona LLC ("Millennial Arizona"), a wholly-owned subsidiary of Integra, entered into an agreement with Tri Minerals Holdings Corp. ("Tri Minerals"), to grant Millennial Arizona the sole and exclusive right to acquire from Tri Minerals a 100% undivided legal and beneficial interest in and to the Silver Hill, Mina del Tajo-west, La Colorada, Nuevo Colorado, Waterman, and Cyanide projects situated in the Cerro Colorado Mining District in Pima County, Arizona (together the "Arizona Properties").  The agreement was subsequently amended on February 20, 2024.

Pursuant to the terms of the agreement, Tri Minerals will lease the Arizona Properties to Millennial Arizona (the "Arizona Lease") through December 31, 2026 and grant Millennial Arizona the sole and exclusive right to acquire a 100% undivided legal and beneficial interest in and to the Arizona Properties (the "Arizona Option"), subject to the following advance payments (the "Arizona Advance Payments"):

o $25,000 on the date that the letter of intent was executed by the parties (the "Initial Payment"). (paid);

o $25,000 on or prior to the earlier of (i) the date that initial operations permits are received in respect of any of the Arizona Properties and (ii) the date that is six months after the Effective Date (the "Subsequent Payment") (paid);

o $50,000 on or prior to the 1st anniversary of the Effective Date (the "First Anniversary Payment') (paid);

o $200,000 on or before the 2nd anniversary of the Effective Date (the "Second Anniversary Payment') (paid);

o $25,000 on or prior to February 29, 2024 (first instalment of the lease extension payment) (paid);

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

Cerro Colorado District (continued)

o $75,000 on or prior to July 26, 2024 (second instalment of the lease extension payment) (paid); and,

o $100,000 on or prior to July 26, 2025 (third instalment of the lease extension payment).

Option Exercise Payment: On or before the termination of the Lease, but no later than December 31, 2026, Millennial Arizona may exercise the Arizona Option and, in such event, shall pay Tri Minerals $2,500,000, less the aggregate amount of the Arizona Advance Payments paid by Millennial Arizona to Tri Minerals.

Work Commitment: During the term and provided all necessary State of Arizona (ASLD), BLM approvals, as appropriate, for exploration activities (including drilling) on the Arizona Properties have been obtained, Millennial Arizona shall conduct exploration activities in accordance with all permit requirements and shall incur exploration expenditures on the Arizona Properties as follows:

o A minimum of $1,500,000 in exploration expenditures on or prior to the fifth anniversary of the Effective Date ($633,247 has been incurred to date and $866,753 remains outstanding).

The Company announced on June 12, 2024 that Millennial Silver Nevada entered into an option agreement (the "GreenLight Option Agreement") dated June 11, 2024 with GreenLight Metals USA Corporation, a wholly-owned subsidiary of Green Light Metals Inc. ("GreenLight"), regarding the Cerro Colorado Property.  Pursuant to the terms of the GreenLight Option Agreement, Millennial Silver Nevada granted GreenLight an exclusive option to purchase its interests in Millennial Arizona for a period of 12 months.

Please refer to Note 14 for details on royalty commitments and option to purchase.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), now a wholly owned subsidiary of Gold Royalty Corp. to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Under the option agreement, Integra paid Nevada Select $200,000 over a period of four years in annual payments.

Upon exercise of the option (exercised in December 2022), Nevada Select transferred its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Gold Royalty Corp.

Integra made the final option payment of $70,000 in December 2022. The State Lease is subject to an underlying 5.0% net smelter royalty payable to the State of Idaho. In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

BlackSheep District

The Company staked a number of the BlackSheep claims in 2018. The staking was completed in early 2019. Certain claims are IDL leases.

Exploration and Evaluation Assets Summary:

	Idaho Properties	Nevada & Arizona Properties	Total
Balance at December 31, 2022	$40,801,924	$-	$40,801,924
Land acquisitions/option payments (cash)	39,000	2,800,000	2,839,000
Millennial acquisition (Note 10)	-	24,523,830	24,523,830
Legal fees	93,882	12,014	105,896
Reclamation adjustment*	16,486	-	16,486
Depreciation**	(7,403)	-	(7,403)
Total	40,943,889	27,335,844	68,279,733
Advance minimum royalty (Note 14)	97,450	25,000	122,450
Balance at December 31, 2023	41,041,339	27,360,844	68,402,183
Land acquisitions/option payments	15,000	200,000	215,000
Rich Gulch acquisition	2,100,000	-	2,100,000
Sale of NSR Royalty (Note 14)	(9,750,000)	-	(9,750,000)
Millennial acquisition (Note 10)	-	18,821	18,821
Legal & professional & regulatory fees	406,763	51,820	458,583
Reclamation adjustment*	(682,837)	-	(682,837)
Depreciation**	(5,558)	-	(5,558)
Total	33,124,707	27,631,485	60,756,192
Advance minimum royalty (Note 14)	67,350	25,000	92,350
Balance at September 30, 2024	$33,192,057	$27,656,485	$60,848,542

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. Also see Note 15.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

The Company spent $11,467,881 in exploration and evaluation activities during the nine-month period ended September 30, 2024 (September 30, 2023 - $17,288,060).

The following tables outline the Company's exploration and evaluation expense summary for the nine and three-month periods ended September 30, 2024 and 2023:

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Expense Summary:

	Idaho Properties			Nevada & Arizona Properties
Nine-Month Period Ended September 30, 2024	DeLamar Project	Other Idaho Deposits	Joint Expenses	Nevada North Project	Other Nevada & Arizona	Total
Contract exploration drilling	-	-	-	437,556	-	437,556
Contract met drilling	-	-	-	296,714	-	296,714
Exploration drilling - other drilling labour & related costs	59,499	-	-	167,633	-	227,132
Metallurgical drilling - other drilling labour & related costs	5,737	-	-	126,369	-	132,106
Other exploration expenses*	274,435	-	-	325,095	54,667	654,197
Other development expenses**	1,400,553	-	-	240,209	-	1,640,762
Land***	270,620	22,602	277,678	273,205	339,924	1,184,029
Permitting	2,262,932	-	-	260,413	-	2,523,345
Metallurgical test work	446,986	-	-	2,700	-	449,686
Technical reports and engineering	2,085,478	-	-	12,161	-	2,097,639
External affairs / Community engagement	426,265	-	-	29,058	-	455,323
Site support expenses****	1,269,195	-	-	100,197	-	1,369,392
Total	$8,501,700	$22,602	$277,678	$2,271,310	$394,591	$11,467,881

	Idaho Properties			Nevada & Arizona Properties
Three-Month Period Ended September 30, 2024	DeLamar Project	Other Idaho Deposits	Joint Expenses	Nevada North Project	Other Nevada & Arizona	Total
Contract exploration drilling	-	-	-	117,599	-	117,599
Contract met drilling	-	-	-	296,714	-	296,714
Exploration drilling - other drilling labour & related costs	29,500	-	-	72,601	-	102,101
Metallurgical drilling - other drilling labour & related costs	169	-	-	126,369	-	126,538
Other exploration expenses*	38,982	-	-	101,685	14,660	155,327
Other development expenses**	470,923	-	-	89,841	-	560,764
Land***	79,705	-	237,874	43,254	35,608	396,441
Permitting	922,028	-	-	62,440	-	984,468
Metallurgical test work	164,049	-	-	(1,100)	-	162,949
Technical reports and engineering	471,292	-	-	12,161	-	483,453
External affairs / Community engagement	186,122	-	-	10,219	-	196,341
Site support expenses****	372,206	-	-	26,263	-	398,469
Total	$2,734,976	-	$237,874	$958,046	$50,268	$3,981,164

        *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

        **Includes development G&A expenses and payroll

        ***Includes BLM, IDL and ASDL annual fees, consulting, property taxes, legal, professional, etc. expenses

        ****Includes site G&A expenses

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

9. EXPLORATION AND EVALUATION ASSETS (continued)

	Idaho Properties			Nevada & Arizona Properties
Nine-Month Period Ended September 30, 2023	DeLamar Project	Other Idaho Deposits	Joint Expenses	Nevada North Project	Other Nevada & Arizona	Total
Contract exploration drilling	2,056,797	-	-	-	-	2,056,797
Contract metallurgical drilling	1,113,706	-	-	-	-	1,113,706
Contract condemnation drilling	425,773	-	-	-	-	425,773
Contract geotech drilling	312,147	-	-	-	-	312,147
Exploration drilling - other drilling labour & related costs	949,834	-	-	-	-	949,834
Metallurgical drilling - other drilling	435,114	-	-	-	-	435,114
labour & related costs
Condemnation drilling - other drilling
labor & related costs	188,013	-	-	-	-	188,013
Other exploration expenses*	676,085	1,376	-	11,982	54,481	743,924
Other development expenses**	1,798,741	-	-	87,966	-	1,886,707
Land***	291,736	22,602	232,978	231,980	249,346	1,028,642
Permitting	3,858,933	-	-	179,296	-	4,038,229
Metallurgical test work	100,938	223,312	-	7,224	-	331,474
Technical reports and engineering	1,371,587	-	-	186,161	-	1,557,748
External affairs / Community engagement	252,492	-	-	32,003	-	284,495
Site support expenses****	1,482,942	-	-	452,515	-	1,935,457
Total	$15,314,838	$247,290	$232,978	$1,189,127	$303,827	$17,288,060

	Idaho Properties			Nevada & Arizona Properties
Three-Month Period Ended September 30, 2023	DeLamar Project	Other Idaho Deposits	Joint Expenses	Nevada North Project	Other Nevada & Arizona	Total
Contract exploration drilling	158,950	-	-	-	-	158,950
Contract metallurgical drilling	937,801	-	-	-	-	937,801
Contract condemnation drilling	242,134	-	-	-	-	242,134
Contract geotech drilling	80,813	-	-	-	-	80,813
Exploration drilling - other drilling labour & related costs	2,885	-	-	-	-	2,885
Metallurgical drilling - other drilling labour & related costs	336,237	-	-	-	-	336,237
Condemnation drilling - other labor & related costs	103,654	-	-	-	-	103,654
Other exploration expenses*	182,356	-	-	8,955	37,935	229,246
Other development expenses**	618,045	-	-	43,875	-	661,920
Land***	88,371	-	212,961	17,092	5,611	324,035
Permitting	1,646,930	-	-	123,293	-	1,770,223
Metallurgical test work	16,888	114,326	-	3,770	-	134,984
Technical reports and engineering	702,979	-	-	86,547	-	789,526
External affairs / Community engagement	83,744	-	-	19,503	-	103,247
Site support expenses****	469,232	-	-	277,038	-	746,270
Total	$5,671,019	$114,326	$212,961	$580,073	$43,546	$6,621,925

        *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

        **Includes development G&A expenses and payroll

        ***Includes BLM, IDL and ASDL annual fees, consulting, property taxes, legal, etc. expenses

        ****Includes site G&A expenses

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

10. ACQUISITION OF MILLENNIAL PRECIOUS METALS CORP.

On February 26, 2023, the Company entered into a definitive plan of arrangement (the "Plan of Arrangement") with MPM pursuant to which Integra acquires all of the issued and outstanding common shares of MPM. Each MPM shareholder was entitled to receive 0.092 common share (post Consolidation) of Integra for each share of MPM held. Each stock option of MPM was exchanged in accordance with the Plan of Arrangement. The transaction was approved by the securityholders of MPM on April 26, 2023 and closed on May 4, 2023. In connection with the Plan of Arrangement, the Company issued 16,872,050 common shares in exchange of MPM common shares, 764,704 stock options to replace MPM stock options and assumed 21,903,504 MPM warrants (convertible into 2,015,122 Integra shares). Based on the closing share price of Integra on May 4, 2023, the fair value of the consideration, including transaction costs, was $23,996,732.

The transaction is accounted for as an asset acquisition and the allocation of the purchase price to the assets acquired and liabilities assumed is based on estimated fair values at the time of acquisition, following the requirements of IFRS 2.

Subsequent to the acquisition date, the exploration and evaluation assets balance was adjusted for some reversals and invoices related to the merger, received post-closing, and amounted to $24,542,651.

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors, Executive Chair, CEO, CFO, and enterprises that are controlled by these individuals.

As September 30, 2024, $545,416 (December 31, 2023 - $1,158,454) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of September 30, 2024 were $25,843 (December 31, 2023 - $20,643) and was recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors, Executive Chair, CEO, and CFO.

Remuneration attributed to executives and directors for the nine-month periods ended September 30, 2024 and 2023 were as follows:

	September 30, 2024	September 30, 2023
Short-term benefits*	$1,078,211	$1,336,775
Associate companies**	31,318	2,301
Stock-based compensation	765,345	403,818
Total	$1,874,874	$1,742,894

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Mostly consulting services and rent expenses due to and from entities for which Integra's executives or directors are executives or directors.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION (continued)

In the nine-month period ended September 30, 2024, the Company issued 56,662 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors.

In the nine-month period ended September 30, 2023, the Company issued 58,756 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

12. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is 30 days.

The following is a breakdown of the trade and other payables:

As at	September 30, 2024	December 31, 2023
Total Accounts Payable	$1,544,512	$2,426,556
Accrued Liabilities	1,085,656	889,090
Total Trade and Other Payables	$2,630,168	$3,315,646

13. CONVERTIBLE DEBT FACILITY

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. (the "Lender"), for the issuance of a non-revolving term convertible debt facility (the "Convertible Facility") in the principal amount up to $20 million. Maturity date of the loan is set as 36 months following the closing date (August 4, 2022), which could be extended for an additional 12 months, if certain conditions are met. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions. The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries at that time.

In connection with the closing of the Merger with Millennial, the original Convertible Facility was amended on May 4, 2023 to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Merger, are loan parties and provide guarantees and security for the obligations under the loan agreement. The amended agreement modified the conversion price on the initial advance from $2.25 (adjusted for the Consolidation) to $1.73 (adjusted for the Consolidation) and increased the coupon interest rate from 8.75% to 9.25% per annum on the loan outstanding. The interest continues to be accrued for the first twenty-four (24) months from the date of the original Loan Agreement, payable quarterly either in shares or in cash, at Integra's election.

Prior to July 31, 2024, interest will be accrued and shall be compounded quarterly and added to the principal at the end of each quarterly interest period. Commencing with the quarterly interest period ending September 30, 2024, interest shall be paid quarterly either in cash or shares, at the Company's election. The company didn't pay any interest in the current quarter, due to the amendments to the debt facility in connection with the Acquisition closed subsequent to the quarter end (see Note 17).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

13. CONVERTIBLE DEBT FACILITY (continued)

The Company is required to pay standby fees at a rate of 2% per annum, calculated on the undrawn portion of the Convertible Facility, calculated on a daily basis, compounded quarterly, and payable in arrears on each interest payment date (quarterly) following the effective date commencing September 30, 2022. Those fees are deferred in full (and included in deferred transaction costs).

If for a period of 30 consecutive trading days, the Company's volume weighted average trading price ("VWAP") of the common shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the initial advance conversion price or the subsequent advance conversion price for any subsequent advance, the Company shall, provided no event of default occurred and be continuing, be entitled to have a one-time right to elect to cause the lender to convert up to 50% of the outstanding principal amount.

The Company may, at any time so long as an event of default has not occurred and it is continuing, make a prepayment of the outstanding advances, a make whole fee equal to the interest that would have accrued on such principal amount being prepaid from the date such advance was made up to the earlier of the date that is 30 months following the date of such advance and the maturity date then in effect at the rate of interest applicable thereto less the amount of interest paid to date on such outstanding principal amount being prepaid; if the prepayment of any advance occurs after the date that is 30 months following the date such advance, a prepayment fee equal to 2% of the principal amount of such advance being prepaid; and all of other outstanding obligations if the Convertible Facility is prepaid in full.

At any time prior to repayment of the outstanding principal amount, the lender is entitled to elect to convert all or any portion of the principal amount (together with all outstanding standby fees and interest) into such number of common shares in the capital of the Company at a conversion price of a) for the initial advance $1.73 (adjusted for Consolidation)  b)  for the subsequent advance conversion price (equal to the higher of i) closing price on the trading day immediately prior to the date of the advance or ii) a 20% premium on the 30-day VWAP immediately prior to the date of the advance).

Subsequent to the quarter-end, the Company announced amendments to its Convertible Facility and a subsequent draw of $5.0 million. The amendments and the subsequent draw will be effective upon close of the announced FCGI Acquisition(Note 17).

    The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
Maturity date	August 4, 2025	August 4, 2025
Risk-free rate	4.74% - 4.02%	5.24% - 4.33%
Exchange rate (USD$ to CAD$)	1.3499	1.3226
Share price	$0.98	$1.05
Expected volatility	59.5%	61.3%
Dividend yield	%Nil	%Nil
Annual interest rate	9.25%	9.25%
Conversion price (per share)	$1.73425	$1.73425
Conversion price cap	$2.60138	$2.60138
Credit spread	10.26%	10.75%

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

13. CONVERTIBLE DEBT FACILITY (continued)

A summary of the changes in the convertible facility for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 is as follows:

	Convertible facility - liability component	Convertible facility - derivative component	Total convertible debt facility
Balance, December 31, 2022	$8,463,214	$1,585,000	$10,048,214
Transaction costs amortization	(95,313)		(95,313)
Interest expense accrual	974,534		974,534
Accretion	587,565		587,565
Change in PV of host liability*	97,732		97,732
Change in fair value of derivatives	-	(969,000)	(969,000)
Balance, December 31, 2023	10,027,732	616,000	10,643,732
Interest expense accrual	805,424		805,424
Accretion	566,656		566,656
Change in fair value of derivatives	-	(422,000)	(422,000)
Balance, September 30, 2024	$11,399,812	$194,000	$11,593,812

Upon the occurrence of an event of default which is continuing, all obligations shall at the option of the lender be accelerated and become immediately due and payable. As of September 30, 2024 the Company was in compliance with the covenants but still classified the convertible facility as current because the Company does not have the right to defer settlement of the liability for at least twelve months after the reporting period.

14. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

 Net Smelter Return ("NSR")

DeLamar Project: Most of the DeLamar deposit is subject to a 2.5% NSR payable to Triple Flag Precious Metals Corp ("Triple Flag"). The NSR will be reduced to 1.0% once Triple Flag has received a total cumulative royalty payment of C$10 million ($7.4 million). Other NSRs ranging from 2.0% to 5.0% are also payable to third-party landholders on certain claims.

Integra Resources Corp. entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("Wheaton"), pursuant to which Wheaton acquired a 1.5% net smelter returns royalty ("NSR Royalty") on metal production from all claims of the DeLamar Project (comprised of the DeLamar and Florida Mountain Deposits) for an aggregate cash purchase price of $9.75 million, to be paid in two installments.

The first installment of $4.875 million has been received by Integra on March 7, 2024 upon closing of the transaction. The second installment of $4.875 million was received on July 8, 2024.

Nevada North Project: A 0.5% NSR on production from the Wildcat property is payable to Franco-Nevada*. Other NSRs ranging from 0.4% to 1.0% are also payable to third-party landholders on certain claims. A 0.5% NSR on gold production from the Mountain View property is payable to Franco-Nevada*. Certain claims on the property are also subject to a 1.0% NSR to Franco-Nevada and a 1.5% NSR to Triple Flag. Other NSRs ranging from 0.05% to 1.5% are also payable to third-party landholders on certain claims.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

14. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

War Eagle Property: a 1.0% net smelter royalty on future production from the deposit is payable to Gold Royalty Corp. and a 5.0% net smelter royalty payable to the State of Idaho on certain claims. A 2% NSR on production from the Chadwick leased patented claims, with an option to purchase 1% NSR royalty for the payment of $500,000 with credit from prior payments made to lessor.

Marr, Ocelot, Eden and Dune Properties: Franco-Nevada* also has a 2.0% NSR on production from the Marr, Ocelot, Eden and Dune properties. Integra shall have an option at any time to buy down one-half of each royalty, thereby reducing the royalty to a 1.0% NSR royalty per property, for $1,500,000 per property.

Red Canyon Property: The Red Canyon property is subject to a 2.0% NSR royalty to Red Canyon Corporation. A 0.5% NSR is also payable to a third-party landholder.

Cerro Colorado District: The Cerro Colorado property is subject to a 1.0% NSR to Tri Minerals Holding Corp. For a period of five (5) years from the date the option is exercised, and the royalty is granted, Integra shall have the option to buy back the royalty for a payment $1,500,000. The Company has until July 26, 2026 to exercise the option.

Millennial Arizona - Option to Purchase Agreement

The Company announced on June 12, 2024 that Millennial Silver Nevada entered into an option agreement dated June 11, 2024 with GreenLight Metals USA Corporation, a wholly-owned subsidiary of Green Light Metals Inc., regarding the Cerro Colorado Property.  Pursuant to the terms of the GreenLight Option Agreement, Millennial Silver Nevada granted GreenLight an exclusive option to purchase its interests in its wholly-owned subsidiary Millennial Arizona LLC for a period of 12 months.

In consideration for the grant of the option, GreenLight has agreed to deliver common shares of the company valued at no less than C$500,000 (US$363,465) to Integra. The shares will be paid in two tranches: (i) The first tranche of shares, valued at no less than C$250,000 (US$181,871), will be delivered within five days of the execution of the Agreement (received); and (ii) the second tranche of shares, valued at no less than C$250,000 (US$181,594) will be delivered at the earlier of: 1) the time of a go-public event, or 2) December 31, 2024.

In order to exercise the option and acquire the Interests in Millennial Arizona, GreenLight will pay Integra in cash or common shares of GreenLight, an amount equal to the total 2024 holding costs (other than exploration expenditures) incurred by Integra under the preexisting option through the closing date. GreenLight has until June 2025 to exercise the option and acquire the Interests in Millennial Arizona.

Blacksheep Property: a 5.0% net smelter royalty payable to the State of Idaho on certain claims.

* Franco-Nevada Corporation ("Franco-Nevada") acquired these royalties from Waterton in June 2023.

In May 2023, Wheaton Precious Metals Corp. acquired from Integra a Right of First Refusal ("ROFR") on all future precious metals royalties, streams and pre-pays transactions on all properties owned by the Company as of May 4, 2023. The Company received compensation of $37,101 (C$50,000) in exchange for the ROFR. This has been recorded under the statements of operations and comprehensive loss (other income) as "right of first refusal interest".

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

14. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

Advance Minimum Royalties ("AMR")

The Company's AMR obligation totalled $122,450 for 2024 (December 31, 2023 - $122,450), of which $92,350 was paid in the current nine-month period.

Annual Claim Filings Fees

The Company's obligation related to the Idaho Department of Lands ("IDL") rent payments totalled $30,907 for 2024 (December 31, 2023 - $30,907), which was paid in full in the current nine-month period.

The Company's obligation related to the Arizona State Lands Dept ("ASLD") rent payments totalled $129,000 for 2024 (December 31, 2023 - $75,140), which was paid in full in the current nine-month period.

The Company's obligation for BLM claim fees totalled $685,450 for 2024 (December 31, 2023 - $569,565), which was paid in full in the current nine-month period.

Land Access Lease Payments

The Company's obligation related to land and road access lease payments totalled $289,997 for 2024 (December 31, 2023 - $284,744), of which $228,883 was paid in the current nine-month period.

15. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.

DeLamar Project

The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment, general site maintenance and environmental monitoring costs.

The reclamation and remediation obligation represents the present value of the water treatment and environmental monitoring activities expected to be completed over the next 75 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

The Company reviewed and revised some of its assumptions and estimates. The following table summarizes those estimates for September 30, 2024 and December 31, 2023.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES (continued)

DeLamar Project ARO	September 30, 2024	December 31, 2023
Discount Rate	4.14%	4.03%
Long Term Annual Inflation Rate	2.0%	2.0%
Undiscounted Estimated Future Costs	$104.2 mm	$104.2 mm

Changes resulting from the reclamation assumptions revision are recognized as a change in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 9).

Nevada North Project (Mountain View and Wildcat) and Red Canyon Property

The provision was calculated using a weighted average risk-free interest rate of 3.81% (December 31, 2023 - 1.72%) and a weighted average inflation rate of 2.3% (December 31, 2023 - 2.5%).

Summary of Obligations

The following table details the changes in the reclamation and remediation liability.

	DeLamar Project	Nevada North Project	Red Canyon Property	Total
Liability balance at December 31, 2022	$25,531,111	$-	$-	$25,531,111
New reclamation liability (Note 10)	-	87,266	26,282	113,548
Reclamation spending	(1,195,703)	-	-	(1,195,703)
Accretion expenses	1,022,592	3,418	1,029	1,027,039
Reclamation adjustment	16,486	-	-	16,486
Liability balance at December 31, 2023	25,374,486	90,684	27,311	25,492,481
Reclamation spending	(744,345)	-	-	(744,345)
Accretion expenses	766,944	(13,546)	(4,080)	749,318
Reclamation adjustment	(682,837)	-	-	(682,837)
Liability balance at September 30, 2024	$24,714,248	$77,138	$23,231	$24,814,617

	September 30, 2024	December 31, 2023
Current reclamation and remediation liability	$1,056,006	$1,056,006
Non-current reclamation and remediation liability	23,758,611	24,436,475
Total reclamation and remediation liability	$24,814,617	$25,492,481

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES (continued)

Reclamation Deposits

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

    The Company's reclamation and remediation bonds as of September 30, 2024 amount to $4.5mm.

Reclamation and Remediation Bonds	September 30, 2024	December 31, 2023
Idaho Department of Lands*	3,431,978	3,431,978
Idaho Department of Environmental Quality*	100,000	100,000
Bureau of Land Management - Idaho State Office*	714,400	714,400
Bureau of Land Management - Nevada State Office*	250,000	250,000
Arizona State Land Department**	15,000	15,000
Total	$4,511,378	$4,511,378

      *Secured with surety bonds, which are subject to a 2.5% management fee. No cash collateral is required.

      **Secured with restricted cash.

16. SHARE CAPITAL

Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.  As at September 30, 2024, the number of total issued and outstanding common shares was 88,458,702 (December 31, 2023 - 68,871,437).

Activities during the nine-month period ended September 30, 2024

Share Subscription Receipts:

The Company issued 14,900,000 subscription receipts in connection to its July 29, 2024 financing. The release conditions of the subscription receipts were met on November 8, 2024, hence no shares were issued as of September 30, 2024 (see Note 17).

Equity Financings:

The Company completed on March 13, 2024 a bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units at a price of C$0.90 ($0.67) per unit for aggregate gross proceeds of C$15 million ($11 million). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of C$1.20 ($0.89) for a period of 36 months from the closing of the offering.

The Company paid ~$0.6 million in brokers' fee and ~$0.6 million for various other expenses (mostly legal and filing fees) in connection with the equity financings.

Equity Incentives:

On January 5, 2024, the Company approved a cash redemption of 7,775 vested RSUs, and as a result, no shares have been issued related to this transaction.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Activities during the nine-month period ended September 30, 2024 (continued)

On January 10, 2024, the Company issued 15,746 shares as a result of vesting RSUs (32,458 units vested of which 19,958 units were redeemed/settled).

On April 30, 2024, the Company approved a cash redemption of 17,500 vested RSUs, and as a result, no shares have been issued related to this transaction.

On June 3, 2024, the Company approved a cash redemption of 6,977 vested RSUs, and as a result, no shares have been issued related to this transaction.

On June 30, 2024, the Company approved a cash redemption of 17,500 vested RSUs, and as a result, no shares have been issued related to this transaction.

Property Acquisitions:

Integra completed on March 8, 2024, the acquisition of seventeen patented claims in the Rich Gulch area of the DeLamar Project. Under the terms of the purchase agreement, the Company acquired all of the interests in exchange for $2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of the Company. The shares issued are subject to trading restrictions.

The Company announced the FCGI Acquisition on July 29, 2024. The transaction closed subsequent to the quarter. Hence no shares were issued during the nine-month period ended September 30, 2024 (Note 17).

Activities during the year ended December 31, 2023

On May 26, 2023, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share (the "Consolidation"). Proportionate adjustments have been made to the Company's outstanding stock options, restricted share units, and deferred share units. As required by IFRS, all references to share capital, common shares outstanding and per share amounts in these unaudited interim condensed consolidated financial statements and the accompanying notes have been restated retrospectively to reflect the Consolidation.

Millennial Acquisition:

The Company acquired all outstanding shares of Millennial on May 4, 2023. In aggregate, 16,872,050 Integra shares were issued to former Millennial shareholders as consideration for their Millennial shares, at a price of $1.35 for a total of $22,697,554 (see Note 10).

Equity Financings:

In connection with the closing of the acquisition of Millennial, 20,000,000 subscription receipts of Integra issued on March 16, 2023 at a price of C$1.75 per subscription receipt were converted into one Integra share for no additional consideration.  The gross proceeds amounted to $25.8 million. The Company paid ~$1 million in brokers' fee and ~$0.5 million for various other expenses (mostly legal and filing fees) in connection with the equity financings.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Activities during the year ended December 31, 2023 (continued)

Equity Incentives:

In April 2023, the Company approved a cash redemption of 938 vested RSUs, and as a result, no shares have been issued related to this transaction.

In December 2023, the Company issued 93,911 shares as a result of vesting RSUs.

In December 2023, the Company approved cash redemption of 24,935 vested RSUs, and as a result, no shares have been issued for these RSUs.

Equity Incentive Awards

The Company has an equity incentive plan ("the Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, restricted share units ("RSU") and deferred share units ("DSU") (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases.  As at September 30, 2024, the Company had 3,969,376 (December 31, 2023 - 1,689,467) awards available for issuance.

In addition, the aggregate number of shares that may be issued and issuable under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable):

(a) to any one participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received disinterested shareholder approval;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's issued and outstanding shares from time to time.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Stock Options

A summary of the changes in stock options for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 is as follows:

	Options	September 30, 2024 Weighted Average Exercise Price	Options	December 31, 2023 Weighted Average Exercise Price
Outstanding at the beginning of period	3,300,083	$3.06	1,478,773	$5.35
Granted	-	-	2,559,979	1.98
Expired	(240,969)	4.88	(738,669)	3.90
Outstanding at the end of period	3,059,114	$2.92	3,300,083	$3.06

The following table summarizes outstanding stock options as September 30, 2024:

	No. of options outstanding	Exercise price	No. of options currently exercisable	Expiration date	Weighted average remaining life (Years)
	521,027	$5.46	521,027	December 17, 2024
	32,000	$3.49	32,000	March 16, 2025
	16,000	$8.33	16,000	October 5, 2025
	113,264	$9.26	113,264	December 15, 2025
	40,000	$8.45	40,000	February 24, 2026
	180,964	$4.00	180,964	May 28, 2026
	156,604	$5.10	122,004	December 16, 2026
	36,800	$5.29	36,800	January 5, 2027
	123,280	$5.29	123,280	January 5, 2027
	13,800	$4.16	13,800	April 5, 2027
	30,100	$1.59	10,033	December 15, 2027
	191,904	$1.63	85,973	January 10, 2028
	1,603,371	$1.04	73,570	December 20, 2028
Total	3,059,114	$2.92	1,368,715		2.90

Share-based payments - stock options

A summary of the changes in the Company's reserve for share-based payments related to the stock options for the nine-month periods ended September 30, 2024 and 2023 is set out below:

	September 30, 2024	September 30, 2023
Balance at beginning of period	$6,187,868	$5,902,436
Share-based payments - replacement options	-	31,888
Share-based payments - options	343,602	148,860
Balance at the end of period	$6,531,470	$6,083,184

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

    Share-based payments - stock options (continued)

On December 20, 2023, the Company granted 1,603,371 stock options to its directors, officers, employees and contractors at an exercise price of $1.04 per option, with the expiry date December 20, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $909,007, to be amortized over the options vesting period.

On May 4, 2023, the Company granted 764,704 replacement stock options to Millennial's employees and consultants (see Note 10), at the price range of $2.40 - $5.29. Of these replacement options, 207,000 expired on the following day, 62,100 expired on August 4, 2023, and 40,480 expired on May 4, 2024. The share-based payment related to those replacement stock options was calculated as $31,888 and included in the PPA (see Note 10).

On January 10, 2023, the Company granted 191,904 stock options to its directors and officers, at an exercise price of $1.63 per option, with the expiry date January 10, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $137,900, to be amortized over the options vesting period.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the nine-month periods ended September 30, 2024 and 2023:

	September 30, 2024	September 30, 2023
Dividend rate	-	0%
Expected annualized volatility	-	51.99% - 61.47%
Risk free interest rate	-	3.15% - 4.43%
Expected life of options	-	1 - 3.5 yr
Weighted average of strike price of options granted	-	$3.56

Restricted Share Units

Restricted share units are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying restricted share units under the Equity Incentive Plan is 4,000,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion.

A summary of the changes in restricted share units for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 is as follows:

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Restricted Share Units (continued)

	Restricted share units	Weighted average grant date FV
Outstanding, December 31, 2022	292,046	$5.60
Vested - shares issued	(110,602)	$5.81
Vested - cash redemption (no shares issued)	(25,873)	$5.81
Forfeited/Expired	(48,474)	$2.57
Granted	1,058,022	$1.10
Outstanding, December 31, 2023	1,165,119	$1.35
Vested - shares issued	(32,458)	$2.19
Vested - cash redemption	(49,752)	$2.19
Vested - settlement has been deferred	12,500	$2.19
Cancelled (unvested)	(67,166)	$1.31
Outstanding, September 30, 2024	1,028,243	$1.27

Share-based payments - restricted share units

A summary of the changes in the Company's reserve for share-based payments related to the restricted share units for the nine-month periods ended September 30, 2024 and 2023 is set out below:

	September 30, 2024	September 30, 2023
Balance at beginning of period	$753,263	$898,463
Share-based payments - RSUs	631,344	398,324
Share-based payments - RSUs redemptions	(75,855)	(1,256)
Balance at the end of period	$1,308,752	$1,295,531

During the nine-month period ended September 30, 2024 total of 82,210 RSUs vested (including 12,500 RSUs for which the settlement was deferred to future years) and 67,166 RSUs were canceled.

During the year ended December 31, 2023, a total of 131,541 RSUs vested (including 10,000 RSUs for which the settlement was deferred to future years) and 48,474 RSUs were canceled.

On December 20, 2023, the Company granted 941,898 RSUs to its officers and employees as a long-term incentives grant. The share-based payment related to these units was calculated as $970,044, to be amortized over the unit three-year vesting period.

On January 10, 2023, the Company granted 116,124 RSUs to its officers as a long-term incentives grant. The share-based payment related to these units was calculated as $188,884, to be amortized over the unit three-year vesting period.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Deferred Share Units

Deferred share units are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant. DSUs granted before Q4 2021 vested immediately. DSUs granted from Q4 2021 onward will vest one year post grant. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan is 3,000,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

A summary of the changes in deferred share units for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 is as follows:

	Deferred share units	Weighted average grant date FV	Vested	Not vested
Outstanding, December 31, 2022	194,610	$4.73	126,267	68,343
Granted	537,865	$1.15	-	537,865
Vested	-	$1.80	68,343	(68,343)
Outstanding, December 31, 2023	732,475	$2.05	194,610	537,865
Granted	56,662	$0.71	-	56,662
Vested	-	$1.43	157,756	(157,756)
Outstanding, September 30, 2024	789,137	$1.94	352,366	436,771

Share-based payments - deferred share units

A summary of the changes in the Company's reserve for share-based payments related to the deferred share units for the nine-month periods ended September 30, 2024 and 2023 is set out below:

	September 30, 2024	September 30, 2023
Balance at beginning of period	$1,143,173	$838,869
Share-based payments - DSUs	338,045	210,970
Balance at the end of period	$1,481,218	$1,049,839

In the current nine-month period ended September 30, 2024, the Company issued 56,662 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $40,334, to be amortized over 12 months.

In the year ended December 31, 2023, the Company issued 74,865 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The Company also granted 99,000 DSUs in January 2023 as long-term incentives grant for the fiscal year 2022 and 364,000 DSUs in December 2023 as long-term incentives grant for the fiscal year 2023. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $616,750, to be amortized over 12 months.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - summary

A summary of the changes in the Company's reserve for all share-based payment arrangements for the nine-month periods ended September 30, 2024 and 2023 is set out below:

	September 30, 2024	September 30, 2023
Balance at beginning of period	$8,084,304	$7,639,768
Share-based payments - replacement options	-	31,888
Share-based payments - options	343,602	148,860
Share-based payments - RSUs	631,344	398,324
Share-based payments - DSUs	338,045	210,970
RSUs redemptions	(75,855)	(1,256)
Balance at the end of period	$9,321,440	$8,428,554

Warrants

The Company completed on March 13, 2024 a bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. As a result, the Company issued 8,305,874 warrants related to this financing. Each warrant entitles the holder thereof to purchase one common share at an exercise price of C$1.20 ($0.89) for a period of 36 months from the closing of the offering.

The Company assumed 21,903,504 warrants as a result of the Millennial Acquisition (see Note 10). These warrants expired on June 16, 2024.

The following warrants were outstanding as at September 30, 2024:

Description	# of warrants	# of Integra Shares Issuable	Issue date	Expiry date	Exercise price
March 2024 Financing	8,305,874	8,305,874	March 13, 2024	March 13, 2027	$0.89
Total	8,305,874	8,305,874			$0.89

17. SUBSEQUENT EVENTS

Acquisition of Florida Canyon Gold Inc

The Company announced on November 8th the completion of the FCGI Acquisition.

Under the terms of the FCGI Acquisition, Integra acquired all of the issued and outstanding common shares of FCGI. In aggregate, 65,213,010 Integra shares were issued for the benefit of former FCGI shareholders as consideration for their FCGI shares.

As a result of the FCGI Acquisition, FCGI became a wholly-owned subsidiary of Integra, and the FCGI shares are anticipated to be delisted from the TSXV at market close on or about November 12, 2024. Following the delisting, FCGI intends to apply to cease to be a reporting issuer under applicable Canadian securities laws.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Nine-Month Periods Ended September 30, 2024 and 2023 (Expressed in US Dollars)

17. SUBSEQUENT EVENTS (continued)

Private Placement Offering of Subscription Receipts

In connection with closing of the FCGI Acquisition, the escrow release conditions in respect of an aggregate of 14,900,000 subscription receipts (the "Subscription Receipts") of Integra issued on August 21, 2024 at a price of C$1.35 per Subscription Receipt (the "Subscription Receipt Financing") were satisfied, and the net proceeds of approximately C$19 million (US$14 million) were released to Integra.

Beedie Capital Credit Facility

The Company also announced on November 8, 2024, that it has drawn a second advance under its up to US$20 million convertible facility with Beedie Capital in the principal amount of US$5 million, with a conversion price equal to C$1.6875 per Integra Share.